UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐	SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2025

Worthy Property Bonds 2, Inc.

(Exact name of issuer as specified in its charter)

Georgia	92-2292464
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11175 Cicero Drive, Suite 100 Suite 100 Alpharetta, GA	30022
(Full mailing address of principal executive offices)	(Zip Code)

(678) 646-6791

(Issuer’s telephone number, including area code)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report contains forward looking statements that are subject to various risk and uncertainties and that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Many of these statements are contained under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Forward-looking statements are generally identifiable by use of forward-looking terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this semi-annual report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this semi-annual report, whether as a result of new information, future events or otherwise.

You should thoroughly read this semi-annual report and the documents that we refer to herein with the understanding that our actual future results may be materially different from and/or worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except for our ongoing obligations to disclose material information under the Federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events. These forward-looking statements speak only as of the date of this semi-annual report, and you should not rely on these statements without also considering the risks and uncertainties associated with these statements and our business.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our consolidated financial condition and consolidated results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this semi-annual report.

Background and Overview

Worthy Property Bonds 2, Inc., (the “Company,” “we,” “us,” “our,” or “ours”) was incorporated under the laws of the State of Florida February of 2023. Our wholly owned subsidiary Worthy Lending VI, LLC (“Worthy Lending VI”) was organized as a limited liability company in Delaware. We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) which owns a fintech platform and mobile app (the “Worthy App”) and also owns its proprietary website (collectively the “Worthy Fintech Platform”). On April 9, 2021, we issued 100 shares of our $0.001 per share par value common stock to WFI in exchange for $5,000. WFI is the sole shareholder of the Company’s common stock.

On February 1, 2023, WFI formed Worthy Property 2 Bonds, Inc. (“Worthy Property Bonds 2”) and its wholly-owned subsidiary Worthy Lending VI, LLC (“Worthy Lending VI”). On April 3, 2023, WPB 2 filed an Offering Statement on Form 1-A (File No. 024-12206), as amended, by Amendment No.1 filed on June 15, 2023 with the SEC for a public offering pursuant to Regulation A of up to (i) $74,880,000 of its bonds for cash and (ii) $120,000 of its bonds as rewards. On April 10, 2023, the Company received a letter from the SEC advising the Company that they do not intend to review the offering statement and they will consider qualifying the offering statement at the Company’s request. WPB 2 sold approximately $48 million aggregate principal amount of bonds as of September 30, 2025. Effective June 21, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

We are an early-stage company, which, through our wholly owned subsidiary Worthy Lending VI, we are implementing our business model. Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. We anticipate that (i) at least 55% of our assets will consist of “mortgages and other liens on and interests in real estate” (“Qualifying Interests”), (ii) at least an additional 25% of our assets will consist of “real estate-type interests” (subject to proportionate reduction if greater than 55% of our assets are Qualifying Interests), and (iii) not more than 20% of our total assets consist of assets that have no relationship to real estate provided the amount and nature of such activities do not cause us to lose our exemption from regulations as an investment company pursuant to the Investment Company Act of 1940, or the “40 Act.” Qualifying Interests are assets that represent an actual interest in real estate or are loans or liens “fully secured by real estate” but exclude securities in other issuers engaged in the real estate business. Real estate-type interests include certain mortgage-related instruments including loans where 55% of the fair market value of the loan is secured by real property at the time the issuer acquired the loan and agency partial-pool certificates.

2

Mortgage Loans Held for Investment

Commencing in July of 2023, the Company began investing in mortgage loans. Each loan is secured by a mortgage on the real estate, which is in the state of Florida. Each loan has a maturity date of 2 years and mature between November of 2025 and June of 2027. These loans pay interest at rates between 10.5% and 14.6% annually and are serviced by an outside, unrelated party.

A summary of the Company’s loan portfolio as of September 30, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at September 30, 2025

Loans	$13,869,875

Allowance for loan losses	$(138,699)

Total Loans, net	$13,731,176

A summary of the Company’s loan portfolio as of March 31, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at March 31, 2025

Loans	$12,569,875

Allowance for loan losses	$(125,699)

Total Loans, net	$12,444,176

A summary of the Company’s loan loss allowance as of September 30, 2025, are as follows:

	Balance at March 31, 2025	Write-off	Provision for loan loss	Balance at September 30, 2025

Mortgage Receivable Allowance	$125,699	$-	$13,000	$138,699

Interest Receivable Allowance	$2,549	$-	$503	$3,052

Total	$128,248	$-	$13,503	$141,751

As of September 30, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $13,869,875.

As of March 31, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of March 31, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $12,569,875.

3

We had no loans past due or on non-accrual status on September 30, 2025, and March 31, 2025, which were past due by more than 90 days.

As of September 30, 2025, future annual maturities of mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2026	$6,469,875
2027	$4,000,000
Thereafter	$3,400,000
$13,869,875

As of September 30, 2025, there were 8 mortgage loans with a gross balance of $13,869,875 which are required to pay only interest until maturity when the principal is due.

As of March 31, 2025, there were 8 mortgage loans with a gross balance of $12,569,875 which are required to pay only interest until maturity when the principal is due.

These loans were funded by our bond sales.

All of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses.

Recent Developments

Going Concern

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $977,000 and had cash used in operations of approximately $502,000 for the six months ended September 30, 2025. The net losses incurred from inception have resulted in an accumulated deficit of approximately $3,383,000 at September 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2023, the Company had begun to incur operating expenses. The Company filed the Form 1-A Regulation A Offering Statement on April 1, 2023, that allowed the Company to raise funds, which was qualified on June 21, 2023. Effective June 21, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

In response to the losses incurred, the Company constantly evaluates and monitors its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $3,728,000 at September 30, 2025. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

4

Operating Results

Interest on mortgage loans receivable

Interest on loans receivable for the six months ended September 30, 2025 was $911,005, compared to $874,552 for the six months ended September 30, 2024, an increase of $36,453 from the six months ended September 30, 2024. This increase was due to an increase in the loans receivable balance during the six month period ended September 30, 2025 as compared to September 30, 2024. At September 30, 2025, our loans receivable held for investment, net balance was $13,731,176, which was an increase of $1,287,000 from the balance of $12,444,176 at March 31, 2025.

Cost of Revenue

Interest expense on bonds

Interest expense on bonds for the six-month period ended September 30, 2025 was $913,993, an increase of $192,391 from the six month period ended September 30, 2024. Interest expense on bonds for the six-month period ended September 30, 2024 was $721,602. The increase was the direct result of the increase in outstanding bond liabilities at September 30, 2025 versus September 30, 2024. Bonds outstanding were $26,816,233 at September 30, 2025 versus $22,468,538 at March 31, 2025.

Provision for loan losses

The provision for loan losses for the six months ended September 30, 2025 is $13,503 as compared to $27,395 for the six months ended September 30, 2024. The decrease was a result of not having considerable change in net realizable value in investments.

Operating Expenses

As a result of the increasing mortgage loans receivable and bond liabilities, our operating expenses increased in the six months ended September 30, 2025.

This increase is primarily attributable to increases of approximately $362,000 in compensation and related costs. This increase in compensation and related expenses is the result of having an active bond offering and active mortgage loans receivable.

5

Liquidity and Capital Resources

At September 30, 2025, we had total shareholder’s deficit of approximately $3,282,000 as compared to a total shareholder’s deficit of approximately $2,325,000 at March 31, 2025.

Our total assets increased by approximately $3,908,000 at September 30, 2025 as compared to March 31, 2025. We had approximately $3,728,000 cash on hand at September 30, 2025 as compared to approximately $3,623,000 cash on hand at March 31, 2025, and approximately $13,870,000 of gross mortgage loans receivable at September 30, 2025.

We do not have any commitments for capital expenditures.

Our consolidated shareholders’ deficit and working capital deficiency are the result of initial and early-stage operating expenses. These deficiencies are also the result of an increase to our loan loss provision. The combination of interest payable on the bonds, initial startup costs and operating expenses initially generate working capital deficit.

To date, the working capital deficit has been funded by capital infusions to the Company, from its parent (WFI), through funds raised by the parent in a variety of equity, debt, and convertible debt financings.

Worthy Property Bonds 2, Inc. had approximately $2,632,000 bond sales subsequent to September 30, 2025, while bond redemptions were approximately $329,000 during the same period Worthy Property Bonds 2, Inc. had approximately $3,110,000 bond sales subsequent to September 30, 2025, while bond redemptions were approximately $2,848,000 during the same period. These bond sales have been recorded as an increase in cash and an increase in bond liabilities, while the bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

Summary of cash flows

	Six Months Ended September 30, 2025	Six Months Ended September 30, 2024
Net cash (used) in provided by operating activities	$(501,717)	$(109,670)
Net cash (used) in provided by investing activities	$(3,826,872)	$(1,813,367)
Net cash (used) in provided by financing activities	$4,433,838	$800,451

For the six months ended September 30, 2025, net cash used in operating activities was $501,717, which starts with the net loss of $977,318, offset primarily by $491,678 accrued bond interest add back. Net cash used in investing activities in the six months ended September 30, 2025 consists primarily of sale of investments and loan disbursements. Net cash provided by financing activities in the six months ended September 30, 2025, consists primarily of proceeds from bond sales offset by bond redemptions.

6

Significant accounting policies

Our significant accounting policies are fully described in Note 3 to our consolidated financial statements appearing elsewhere in this Semi-Annual Report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US-GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable, and estimates of the valuation allowance on deferred tax assets.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending.”

We generate revenue primarily through interest earned.

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate and is located in the state of Florida. These loans typically have a maturity date of 1 to 2 years, pay interest at rates between 10.5% and 14.6% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 360-20-30-5A, the Company includes, in the reserves for loans receivable an amount attributed to accrued interest receivable.

In accordance with ASC 360-20-35-8A, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a loan to be non-performing and put on non-accrual status when management believes collectability is not probable.

Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition including net collateral to loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment.

When a loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Item 2. Other Information.

None.

7

Item 3. Financial Statements.

WORTHY PROPERTY BONDS 2, INC.

F-1

WORTHY PROPERTY BONDS 2, INC.

Consolidated Balance Sheets

	September 30, 2025	March 31, 2025
	(Unaudited)
ASSETS

Assets
Cash	$3,728,264	$3,623,015
Mortgages loans held for investment, net of $138,699 and $125,699 reserve at September 30, 2025 and March 31, 2025, respectively	13,731,176	12,444,176
Interest receivable net of $3,052 and $2,549 reserve at September 30, 2025 and March 31, 2025, respectively	302,158	252,354
Investments	7,840,036	5,374,306

TOTAL ASSETS	$25,601,634	$21,693,851

LIABILITIES AND SHAREHOLDER’S DEFICIT

Liabilities
Bond liabilities	$26,816,233	$22,468,538
Accrued interest	1,779,566	1,287,888
Due to affiliate	268,297	182,154
Accounts payable	-	63,726
Accrued expenses	19,529	16,774

Total Liabilities	28,883,625	24,019,080

Commitments and contingencies (Note 9)

Shareholder’s Deficit
Common Stock, par value $0.001, and 100 shares authorized, and 100 shares issued and outstanding	-	-
Additional paid-in capital	78,120	78,120
Accumulated other comprehensive gain	22,924	2,368
Accumulated deficit	(3,383,035)	(2,405,717)
Total Shareholder’s Deficit	(3,281,991)	(2,325,229)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$25,601,634	$21,693,851

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-2

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

	Six months ended September 30, 2025	Six months ended September 30, 2024

Operating Revenue
Interest on loans receivable	$911,005	$874,552

Total operating revenue	911,005	874,552

Cost of Revenue
Interest expense on bonds	913,993	721,602
Provision for loan losses	13,503	27,395

Total cost of revenue	927,496	748,997

Gross margin	(16,491)	125,555

Operating expenses
General and administrative expenses	229,008	239,737
Compensation and related expenses	836,594	474,242
Sales and marketing	43,820	55,893

Total operating expenses	1,109,422	769,872

Other Income (Expense)
Unrealized gains (losses) on investments, net	(81,698)	577
Interest and dividends on Investments	230,293	93,149

Total other income (expenses)	148,595	93,726

Net loss	$(977,318)	$(550,591)

Other comprehensive income:
Unrealized gains (loss) on available for sale debt securities	20,556	$(186)
Comprehensive loss	$(956,762)	$(550,777)

Net loss per common share	$(9,773.18)	$(5,505.91)
Weighted average number of shares outstanding	100	100

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-3

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statement of Changes in Shareholder’s Deficit

For the Year Ended March 31, 2025 and Six Months Ended September 30, 2025

(Unaudited)

	Common Shares	Common Stock, Par	Additional Paid in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total

Balance at March 31, 2024	100	-	78,120	2,624	(1,257,346)	(1,176,602)

Net loss	-	-	-	-	(1,148,371)	(1,148,371)

Unrealized loss on available for sale debt securities	-	-	-	(256)	-	(256)

Balance at March 31, 2025	100	-	$78,120	$2,368	$(2,405,717)	$(2,325,229)

Unrealized gain on available for sale debt securities	-	-	-	20,556	-	20,556

Net loss	-	-	-	-	(977,318)	(977,318)

Balance at September 30, 2025	100	-	$78,120	$22,924	$(3,383,035)	$(3,281,991)

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-4

WORTHY PROPERTY BONDS 2, INC.

Consolidated Statements of Cash Flows

(Unaudited)

	Six months ended September 30, 2025	Six months ended September 30, 2024

Cash flows from operating activities:
Net loss	$(977,318)	$(550,591)
Adjustments to reconcile net loss to cash used in operating activities:
Provision for loan losses	13,503	27,395
Unrealized losses (gains) on investments, net	81,698	(186)
Changes in working capital items:
Interest receivable	(50,307)	(119,597)
Accrued interest	491,678	516,820
Accrued expenses	2,755	1,924
Accounts payable	(63,726)	14,565

Cash used in operating activities	(501,717)	(109,670)

Cash flows from investing activities:

Mortgage loans receivable disbursements	(1,279,444)	(2,581,000)
(Sale) purchase of investments	(2,547,428)	767,633

Cash used in investing activities	(3,826,872)	(1,813,367)

Cash flows from financing activities:
Advances from affiliate	86,143	17,091
Proceeds from bonds	11,054,512	6,590,440
Redemption of bonds	(6,706,817)	(5,807,080)

Cash provided by financing activities	4,433,838	800,451

Net change in cash	105,249	(1,122,586)

Cash at beginning of period	3,623,015	2,623,031

Cash at end of period	$3,728,264	$1,500,445

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$422,315	$204,783
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of the unaudited consolidated financial statements

These consolidated financial statements have not been subjected to an audit or review or compilation engagement, and no assurance is provided on them

F-5

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 1. ORGANIZATION AND NATURE OF OPERATIONS

Worthy Property Bonds 2, Inc., a Florida corporation, (the “Company,” “WPB2”, “we,” or “us”) was founded in February of 2023. Also, in February 2023, the Company organized Worthy Lending VI, LLC, a Delaware limited liability company, (“WL VI”) as a wholly owned subsidiary of Worthy Property Bonds 2, Inc. This early-stage company primarily made real estate loans secured by mortgages. We offer our Worthy Property 2 Bonds in $10.00 increments directly through the Worthy Bonds website via computer or the Worthy App, to fund our loans.

We are a wholly owned subsidiary of Worthy Financial, Inc. (“WFI”) “Worthy Financial”, which owns a mobile app (the “Worthy App”) that allows its users to round up their debit card and checking account linked credit card purchases and other checking account transactions and thereafter use the “round up” dollars in increments of $10.00 to purchase Worthy Bonds. The “users” may also use additional funds to purchase Worthy Bonds. WFI also owns the technology on the website. This technology is defined as the “Worthy Technology Platform.”

The Company’s year-end is March 31st.

NOTE 2. GOING CONCERN

The accompanying unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company generated net losses of approximately $977,000 and had cash used in operations of approximately $502,000 for the six months ended September 30, 2025. The net losses incurred from inception have resulted in an accumulated deficit of approximately $3,383,000 at September 30, 2025. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of this report. During 2023, the Company had begun to incur operating expenses. The Company filed a Form 1-A Regulation A Offering Statement on April 1, 2023, that allowed the Company to raise funds, which was qualified on June 21, 2023. WPB 2 sold approximately $48 million aggregate principal amount of bonds as of September 30, 2025. Effective June 21, 2024, the Company temporarily suspended bond sales pending approval of the Post-Qualification Amendment on file with the SEC and resumed bond sales upon receipt of such approval on February 7, 2025.

In response to the losses incurred, the Company constantly evaluates and monitors its cash needs and existing cash burn rate, in order to make adjustments to its operating expenses. Cash on hand was approximately $3,728,000 at September 30, 2025. This cash was obtained through the sale of our Worthy Bonds and through interest, dividends and fees earned on our loans and investments.

No assurances can be given that the Company will achieve success, without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing if required, can be obtained, or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the operations of the Company and its wholly owned subsidiary, Worthy Lending VI, LLC.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. Estimates which are particularly significant to the consolidated financial statements include, but are not limited to, assessing the collectability of loans and interest receivable and estimates of the valuation allowance on deferred tax assets.

F-6

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2024

Cash and cash equivalents

Cash and cash equivalents include checking, savings, unrestricted deposits with investment-grade financial institutions, institutional money market funds, certificates of deposit and other short-term interest-bearing products. We consider all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. There were no cash equivalents on September 30, 2025, or March 31, 2025.

Concentration of Credit Risk

The Company is subject to potential concentrations of credit risk in its cash accounts. Noninterest-bearing deposits in financial institutions insured by the Federal Deposit Insurance Corporation (FDIC) were insured up to a maximum of $250,000 at September 30, 2025 and March 31, 2025. The Company places its cash with high quality financial institutions. Investments at other financial institutions were insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, which includes a $250,000 limit for cash. At September 30, 2025 and March 31, 2025, the aggregate balances were in excess of the SIPC insurance in the amount of $9,449,714 and $6,087,656, respectively. The Company places its cash with high quality financial institutions. As of September 30, 2025 and March 31, 2025, the Company is in excess of FDIC insurance limits in the amount of $1,284,442 and $3,123,015, respectively. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued expenses. The carrying amount of these financial instruments approximate fair value due to the short-term nature of these instruments.

Fair Value Measurement

In accordance with ASC 820, Fair Value Measurement, we use a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a nonrecurring basis, in periods subsequent to their initial measurement. The hierarchy requires us to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value.

The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by us at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require us to develop our own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate our own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities:
Treasury Bills	$3,562,091	$3,562,091	$-	$-
Government Bonds	3,444,175	3,444,175	-	-
Certificates Of Deposit	625,101	-	625,101	-
Corporate Bonds	150,258	150,258	-	-
Asset Backed Securities	44,411	44,411	-	-
Mutual Funds	14,000	14,000	-	-
Total available for sale securities	7,840,036	7,214,935	625,101	-

Total recurring fair value measurements	$7,840,036	$7,214,935	$625,101	$-

	March 31, 2025	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Recurring fair value measurements

Available for sale debt securities:
Treasury Bills	$4,037,147	$4,037,147	$-	$-
Certificates Of Deposit	864,116	-	864,116	-
Government Bonds	399,308	399,308	-	-
Asset Backed Securities	73,735	73,735	-	-
Total available for sale securities	5,374,306	4,510,190	864,116	-

Total recurring fair value measurements	$5,374,306	$4,510,190	$864,116	$-

F-7

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

Mortgage Loans Held for Investment

Mortgage loans held for investment consist of loans secured by a mortgage in the real estate, which is located in the state of Florida. These loans typically have a maturity date of 2 years, pay interest at rates between 10.5% and 14.6% and are serviced by an outside, unrelated party. These loans require monthly interest payments to us. We have both the ability and intent to hold these loans to maturity. These loans are carried at amortized cost, reduced by a valuation allowance for loan losses, if deemed necessary, estimated as of the consolidated balance sheet dates.

Accrued Interest Receivable

In accordance with ASC 326-20-30-5A, Financial Instruments – Credit Losses (“ASC 326”), the Company includes, in the allowance for loan losses an amount attributed to accrued interest receivable.

In accordance with ASC 326, the Company has an accounting policy election, at the class of financing receivable, to write off accrued interest receivables by recognizing credit loss expense.

Allowance for Credit Losses

Customer accounts receivable are stated at the amount management expects to collect on balances. The Company accounts for credit losses in accordance with ASC Topic 326, Financial Instruments – Credit Losses (“ASC Topic 326”). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (“CECL”) methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. The Company has the ability to determine there are no expected credit losses in certain circumstances. We evaluate the creditworthiness of our portfolio on an individual loan basis and on a portfolio basis. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for loan losses, which could impact future periods.

Past Due and Non-Accrual Loans Receivable

Mortgage loans receivable are considered past due when a borrower hasn’t made a principal or interest payment for 90 days. The Company considers a mortgage loan to be non-performing and put on non-accrual status when management believes collectability is not probable. Management predicts probability of collectability through qualitative and quantitative criteria, including whether the loan is in past due status, borrower financial condition, including net collateral to mortgage loan balance, personal or corporate validity or other guarantees, our experience with the borrower, quality of borrower internal credit review system, quality of borrower management, and external operating environment. When a mortgage loan is placed on non-accrual status, we cease accruing interest and a reserve on interest receivable is established.

Revenue Recognition

We recognize revenue in accordance with the guidance in FASB ASC 942 “Financial Services – Depository Lending”.

We generate revenue primarily through interest earned on loans outstanding.

F-8

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

Allocation of expenses Incurred by Affiliate on Behalf of the Company

Costs incurred by our affiliate will be allocated to the Company for the purposes of preparing the consolidated financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method which allocates expenses based upon the percentage of employee time expended on the Company’s business as compared to total employee time. The proportional use basis was adopted to allocate shared costs is in accordance with the guidance of SEC Staff Accounting Bulletin (“SAB”) Topic 1B, Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries, Divisions Or Lesser Business Components Of Another Entity. Management has determined that the method of allocating costs to the Company is reasonable.

Management believes that the consolidated statements of operations include a reasonable allocation of costs and expenses incurred by the Company. However, such amounts may not be indicative of the actual level of costs and expenses that would have been incurred by the Company if it had operated as an independent company or of the costs and expenses expected to be incurred in the future.

Income taxes

Income taxes - The Company accounts for income taxes in accordance with ASC Topic 740, Accounting for Income Taxes. Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws.

Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. In providing for deferred taxes, the Company considers tax regulations of the jurisdictions in which they operate, estimates of future taxable income, and available tax planning strategies. If tax regulations, operating results, or the ability to implement tax- planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of Topic 740. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to it’s financial position.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge.

The Company is included with its parent company (Worthy Financial Inc.) consolidated tax return. The parent company consolidated tax returns for the years 2023, 2024 and 2025 remain open for audit by the IRS.

Basic Income (Loss) Per Share

Basic income (loss) per share is calculated by dividing the Company’s net income (loss) by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net income (loss) available to common shareholders by the diluted weighted average number of shares outstanding during the period. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company does not have any potentially dilutive debt or equity at September 30, 2025, and March 31, 2025.

F-9

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 4. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting standards promulgated by the FASB are subject to change. Changes in such standards may have an impact on the Company’s future financial statements.

The Company periodically reviews new accounting standards that are issued. Although some of these accounting standards may be applicable to the Company, the Company has not identified any new standards that it believes merit further discussion, and the Company expects that none would have a significant impact on its consolidated financial statements.

NOTE 5. INVESTMENTS

The Company maintains a portfolio of investments. The Company typically invests in a diversified portfolio. The Company’s investment policy limits the amount of credit exposure to any one issuer and targets 20% portfolio weight in the more conservative investments.

The following is a breakdown of the investments as of September 30, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	3,556,695	5,396	3,562,091	45%
Government Bonds	3,432,709	11,466	3,444,175	44%
Certificates Of Deposit	625,040	61	625,101	8%
Corporate Bonds	150,289	(31)	150,258	2%
Asset Backed Securities	43,963	448	44,411	1%
Mutual Funds	14,000	-	14,000	0%
Total Investments	$7,822,695	$17,340	$7,840,036	100%

The following is a summary of the investments as of March 31, 2025:

	Cost	Unrealized Gain (Loss)	Fair Value	Percentage of Total
Available for Sale - Debt Securities
Treasury Bills	4,035,987	1,160	4,037,147	75%
Certificates Of Deposit	863,920	196	864,116	16%
Government Bonds	398,923	385	399,308	8%
Treasury Bills	73,108	627	73,735	1%
Total Investments	5,371,938	2,368	5,374,306	100%

NOTE 6. MORTGAGE LOANS HELD FOR INVESTMENT

Mortgage Loans Held for Investment

Commencing in July of 2023, the Company began investing in mortgage loans. Each loan is secured by a mortgage in the real estate, which is located in the state of Florida. Each loan has a maturity date of 2 years and mature between November of 2025 and June of 2027. These loans pay interest at rates between 10.5% and 14.6%, annually and are serviced by an outside, unrelated party.

A summary of the Company’s loan portfolio as of September 30, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at September 30, 2025

Loans	$13,869,875

Allowance for loan losses	$(138,699)

Total Loans, net	$13,731,176

A summary of the Company’s loan portfolio as of March 31, 2025, disaggregated by class of financing receivable, are as follows:

Loans to Real Estate Developers Secured by First Mortgages

Outstanding at March 31, 2025

Loans	$12,569,875

Allowance for loan losses	$(125,699)

Total Loans, net	$12,444,176

A summary of the Company’s loan loss allowance as of September 30, 2025, are as follows:

	Balance at March 31, 2025	Write-off	Provision for loan loss	Balance at September 30, 2025

Mortgage Receivable Allowance	$125,699	$-	$13,000	$138,699

Interest Receivable Allowance	$2,549	$-	$503	$3,052

Total	$128,248	$-	$13,503	$141,751

As of September 30, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of September 30, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $13,869,875.

As of March 31, 2025, all of our loans are individually evaluated for impairment purposes when calculating the allowances for loan losses. As of March 31, 2025, the recorded investment in financing receivables used to individually evaluate for impairment was $12,569,875.

We had no loans past due or on non-accrual status on September 30, 2025 and March 31, 2025, which was past due by more than 90 days.

As of September 30, 2025, future annual maturities of mortgage loans held for investment consists of the following:

Period Ended September 30,	Amount
2026	$6,469,875
2027	$4,000,000
Thereafter	$3,400,000
$13,869,875

F-10

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

As of September 30, 2025, there were 8 mortgage loans with a gross balance of $13,869,875 which are required to pay only interest until maturity when the principal is due.

As of March 31, 2025, there were 8 mortgage loans with a gross balance of $12,569,875 which are required to pay only interest until maturity when the principal is due.

NOTE 7. DUE TO AFFILIATE

In June of 2023, we entered into a Management Services Agreement (the “Management Services Agreement”) with Worthy Management, an affiliate. Worthy Management was established in October 2019 as part of the internal reorganization of the operations of our parent, WFI. Prior to this operational restructure, our executive officers and other administrative personnel were employed by either WFI or by our sister company, Worthy Peer Capital, Inc. As a result, once the operational restructure was complete effective January 1, 2020, our executive officers and the other personnel which provide services to us are all employed by Worthy Management. These personnel also provide services to WFI, Worthy Peer, Worthy Peer II, Worthy Community Bonds, and Worthy Property Bonds, including its subsidiaries.

The initial term of the Management Services Agreement will continue until December 31, 2026, and will automatically renew for successive one-year terms. The Management Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

Included in due to affiliate is the balance due to Worthy Management of $268,297 and $182,154 at September 30, 2025 and March 31, 2025, respectively.

NOTE 8. BOND LIABILITIES

In October of 2022 our Regulation A+ Offering Statement was declared Qualified by the Securities and Exchange Commission allowing for the sale by the Company, within 12 months of up to $75,000,000 of $10.00, 5% Bonds, 5.5% interest (7% interest effective November 2023 through November 2024).

During the six months ended September 30, 2025 and year ended March 31, 2025, the Company sold and redeemed Worthy Property Bonds. The Bonds are renewable at the option of the bond holder, accrue interest at 7% effective November 13, 2023 through November 13, 2024, and the Company may redeem the bonds at any time. The Company has up to 30 days to make payment on any redemption of $50,000 or greater. The Company has $1,779,566 and $1,287,888 of accrued interest related to these outstanding bonds at September 30, 2025 and March 31, 2025, respectively. The Bond liabilities balance at September 30, 2025 and March 31, 2025 were $26,816,233 and $22,468,538, respectively. During the six months ended September 30, 2025, and year ended March 31, 2025, bonds were sold and redeemed, as noted in the table below.

A summary of the Company’s bond liabilities activity for the six months ended September 30, 2025, is as follows:

Worthy Property Bonds 2, Inc.

Outstanding at March 31, 2025	$22,468,538

Bond issuances	$11,054,512
Bond redemptions	$(6,706,817)
Outstanding at September 30, 2025	$26,816,233
Interest expense on bonds	$913,993

A summary of the Company’s bond liabilities activity for the year ended March 31, 2025, is as follows:

Worthy Property Bonds 2, Inc.

Outstanding at March 31, 2024	$18,638,970

Bond issuances	$13,511,230
Bond redemptions	$(9,681,662)
Outstanding at March 31, 2025	$22,468,538
Interest expense on bonds	$1,389,639

F-11

WORTHY PROPERTY BONDS 2, INC.

Notes to Unaudited Consolidated Financial Statements

Six months ended September 30, 2025

NOTE 9. COMMITMENTS AND CONTINGENCIES

Legal contingencies

From time to time, the Company may be a defendant in pending or threatened legal proceedings arising in the normal course of its business. Management is not aware of any pending, threatened or asserted claims.

NOTE 10. EQUITY

The Company has authorized 100 shares of common stock. In February of 2023, the Company was founded with the issuance of 100 shares of our $0.001 per share par value common stock for $5,000 to WFI. In February of 2023, WFI contributed $27,500 as additional paid-in capital. During the year ended March 31, 2024, WFI contributed $45,620 as additional paid-in capital. WFI is the sole shareholder of the Company’s common stock.

NOTE 11. RELATED PARTIES

The Company has received capital contributions from its parent company, see Note 10. The Company has entered into a management services agreement with Worthy Management, an affiliate, see Note 7.

NOTE 12. CONCENTRATIONS

The mortgage loans held for investment gross balance at September 30, 2025 of $13,869,875 is due from 8 borrowers, of this gross balance 1 borrower’s balance due is approximately 25% of the total balance due.

The mortgage loans held for investment gross balance at March 31, 2025 of $12,569,875 is due from 8 borrowers, of this gross balance 1 borrower’s balance due is approximately 28% of the total balance due, and 3 borrower’s balance is approximately 16% of the total balance due.

NOTE 13. SUBSEQUENT EVENTS

Worthy Property Bonds 2, Inc. had approximately $3,110,000 bond sales subsequent to September 30, 2025, while bond redemptions were approximately $2,848,000 during the same period. These bond sales have been recorded as an increase in cash and an increase in bond liabilities and the bond redemptions have been recorded as a decrease in cash and a decrease in bond liabilities.

The Company has evaluated these consolidated financial statements for subsequent events through the date these consolidated financial statements were available to be issued. Other than those noted above, management is not aware of any events that have occurred subsequent to the consolidated balance sheet date that would require adjustment to, or disclosure in the consolidated financial statements.

F-12

Item 4. Exhibits.

Exhibit No.	Exhibit Description
2.1*	Articles of Incorporation
2.2*	Bylaws
3.1*	Form of Worthy Property 2 Bond
4.1*	Form of Investor Agreement (for cash)
4.2*	Form of Subscription Agreement (for bond rewards)
4.3*	Form of Auto-Invest Program
6.1*	Management Services Agreement
11.1*	Auditors Consent
12.1*	Legal Opinion

*Previously filed

8

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: December 8, 2025	Worthy Property Bonds 2, Inc.

	By:	/s/ Dara Albright
Dara Albright
President, Chief Executive Officer, Chief Marketing Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Dara Albright	Chief Executive Officer, President and director	December 8, 2025
Dara Albright	(principal executive officer) and Director

/s/ Alan Jacobs	Treasurer, Chief Financial Officer, Secretary and Director	December 8, 2025
Alan Jacobs

9